Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Stifel, Nicolaus & Company, Incorporated
787 7th Avenue, 11th Floor

New York, New York 10019

Wells Fargo Securities, LLC
375 Park Avenue, 4th Floor
New York, New York 10019

June 27, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Suzanne Hayes

Re:          Akcea Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-216949)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Akcea Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM, Eastern Time, on June 29, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 20, 2017:

(i)            Dates of distribution: June 20, 2017 through the date hereof

(ii)           Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)          Number of prospectuses furnished to investors: approximately 350

(iv)          Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 25

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED
WELLS FARGO SECURITIES, LLC

Acting severally on behalf of themselves and the
several Underwriters

COWEN AND COMPANY, LLC

By:	/s/ Tanya Joseph
Name: Tanya Joseph
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Seth Rubin
Name: Seth Rubin
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[Signature Page to Underwriters’ Acceleration Request]